Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                 March 27, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1170
                           Content is King, Series 1
                       File Nos. 333-194247 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated March 24, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1170, filed on February 28, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Content is King, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. Since the name of the Trust includes the term "content," which in this context refers to the media content industry, please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in companies primarily engaged in the media content industry. See Rule 35d-1(a)(2) under the Investment Company Act of 1940.

      Response: The language has been revised in response to your comment.

Investment Summary -- Principal Risks

       2. Please disclose the principal risks to investors regarding the Trust's concentration in the media content industry

      Response: The language has been revised in response to your comment.

Additional Revisions

      In addition to the revisions discussed above, please note that the trust may be concentrated in the consumer products sector. Disclosures related to consumer products risks have been added to the "Principal Risks" and "Investment Risks" sections of the Prospectus, as well as the "Principal Investment Strategy."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren